Exhibit VI

STATUTES OF THE NORDIC INVESTMENT BANK

The Nordic Investment Bank shall operate in accordance with the following provisions:

PURPOSE

Section 1

The purpose of the Nordic Investment Bank, hereinafter referred to as the Bank, is to make loans and issue guarantees in accordance with sound banking principles and taking into account socioeconomic considerations, to carry into effect investment projects of interest to the Member countries and other countries which receive such loans and guarantees.

NAME AND ABBREVIATION

Section 2

The Bank has the following official name in the following languages: Nordic Investment Bank in the English language, Nordiska investeringsbanken in the Swedish language, Den Nordiske Investeringsbank in the Danish language, Põhjamaade Investeerimispank in the Estonian language, Pohjoismaiden Investointipankki in the Finnish language, Norræni fjárfestingarbankinn in the Icelandic language, Ziemeļu Investiciju banka in the Latvian language, Šiurės investiciju bankas in the Lithuanian language and Den nordiske investeringsbank in the Norwegian language.

The official abbreviation of the Bank’s name is NIB.

CAPITAL

Section 3

The authorised capital stock of the Bank shall be EUR 4,141,903,086 subscribed by the Member countries as follows:

Denmark	EUR	881,062,083
Estonia	EUR	30,234,434
Finland	EUR	765,788,207
Iceland	EUR	38,595,722
Latvia	EUR	43,852,738
Lithuania	EUR	67,815,914
Norway	EUR	793,105,204
Sweden	EUR	1,521,448,784

Any increase or decrease in the authorised capital stock shall be decided upon by the Board of Governors, after a proposal by the Board of Directors of the Bank. Any such increase or decrease in the authorised capital stock shall be allocated among the Member countries based upon their Gross National Income at market prices as determined from time to time by the Board of Governors.

Section 4

The Member countries shall make available to the Bank 10.106502750 per cent of the subscribed authorised capital stock. The payments shall be made upon request from the Bank.

The remainder of the subscribed capital stock shall be subject to call to the extent the Board of Directors of the Bank deems it necessary for the fulfilment by the Bank of its debt obligations.

Section 5

The payments referred to in Section 4 shall be made in euro.

Section 6

The Bank shall acquire the funds necessary for the performance of its tasks in the Member countries or elsewhere. Additionally, the capital paid in pursuant to Section 4 may be used for such purpose.

OPERATIONS

Section 7

The Bank may make loans and issue guarantees up to a total amount equivalent to 250 per cent of the authorised capital stock and accumulated general reserves. In addition to these limits the Bank may make loans and issue guarantees as set out in paragraphs 3 and 4 of this Section.

In making loans and issuing guarantees the Bank shall require that adequate security be provided, unless sufficient security is considered to exist under the circumstances.

The Bank may make project investment loans and issue guarantees for project investment loans (project investment guarantees) as described in Section 8, up to a total amount equivalent to EUR 4,000 million.

For environmental investments in the neighbouring region of the Member countries the Bank may make special environmental investment loans and issue guarantees for environmental investment loans (environmental investment guarantees) as described in Section 9, up to a total amount equivalent to EUR 300 million.

The Bank may also make other arrangements relating to its operations, which are necessary or desirable for furthering the purpose of the Bank.

The Bank shall co-operate with other credit institutions, and with public authorities and private institutions concerned.

Section 8

Loans made and loan guarantees issued for investments outside the Member countries may, if so determined by the Board of Directors, be designated project investment loans or project investment guarantees.

For project investment loans made and project investment guarantees issued, the Bank shall make allocations to a special credit risk fund, primarily to cover losses on such loans and guarantees.

The Member countries shall cover the Bank’s losses arising from failure of payment in connection with project investment loans and project investment guarantees up to the following amounts:

Denmark	EUR	377,821,491
Estonia	EUR	13,139,366
Finland	EUR	344,859,832
Iceland	EUR	15,586,072
Latvia	EUR	19,057,647
Lithuania	EUR	29,471,632
Norway	EUR	329,308,526
Sweden	EUR	670,755,434

The Member countries’ guarantees hereby cover at most 90 per cent of losses on individual project investment loans. Payment is subject to call by the Board of Directors pursuant to agreements entered into between the Bank and each Member country.

Section 9

Loans made and loan guarantees issued for environmental investments in the neighbouring region of the Member countries may, if so determined by the Board of Directors, be designated special environmental investment loans or environmental investment guarantees.

The Member countries shall cover 100 per cent of the Bank’s losses arising from failure of payment in connection with environmental investment loans and environmental investment guarantees up to the following amounts:

Denmark	EUR	70,112,698
Estonia	EUR	2,189,894
Finland	EUR	51,377,349
Iceland	EUR	3,186,941
Latvia	EUR	3,176,275
Lithuania	EUR	4,911,939
Norway	EUR	61,324,467
Sweden	EUR	103,720,437

Payment is subject to call by the Board of Directors pursuant to agreements entered into between the Bank and each Member country.

Section 10

The business of the Bank shall be conducted in accordance with the principles referred to in Section 1 and in accordance with the following guidelines:

A loan shall not be made nor a guarantee issued if opposed by the state of the beneficiary.

Borrowings and the investment of funds in the Member countries shall be made in consultation with the authorities of the country concerned.

In its operations, the Bank shall aim for a profit allowing the formation of reserves and reasonable return on the paid-in capital referred to in Section 4.

The Bank may when specific need arises, acquire shares or other assets, in support of its business or to protect its claims.

The Bank shall, to the extent practicable, protect itself against the risk of exchange rate losses.

Section 11

After allocation to appropriate credit risk funds, the surplus of the Bank shall be transferred into a reserve fund until the amount equals 10 per cent of the authorised capital stock of the Bank. Thereafter, the Board of Governors, after proposal by the Board of Directors of the Bank, shall decide upon the allocation of the surplus between the reserve fund, and dividends on the subscribed capital.

Section 12

The Bank’s accounts shall be kept in euro. The financial year shall follow the calendar year.

The annual report of the Board of Directors and audited financial statements of the Bank shall be submitted to the Board of Governors for approval.

GOVERNANCE

Section 13

The Bank shall have a Board of Governors, a Board of Directors, a President, and such other personnel as is necessary to carry out its operations.

Section 14

The Board of Governors shall be composed of eight Governors. Each Member country shall be represented by the Minister designated by it as its Governor.

The Board of Governors shall appoint a Chairman for a term of one year. The chairmanship of the Board of Governors shall rotate among the Member countries.

The Board of Governors shall be vested with the following powers:
Amendments of the Statutes with the exception of this Section 14.
Decisions on increase and decrease of the authorised capital stock.
Decisions on questions of interpretation and application of the provisions of the Agreement and the Statutes.
Approval of the annual report of the Board of Directors and audited financial statements of the Bank.
Appointment of two members of the Control Committee in accordance with Section 17.
Decisions on procedures related to withdrawal of membership of the Bank.
Decision on liquidation of the Bank.

Decisions of the Board of Governors shall be unanimous. Decisions may be taken by a written procedure.

The Board of Governors shall hold an annual meeting and such other meetings as deemed appropriate.

Section 15

Except as provided for in Section 14, all the powers of the Bank shall be vested in the Board of Directors, which may delegate these powers to the President to the extent considered appropriate.

The Board of Directors shall be composed of eight Directors, of whom each Member country shall appoint one Director for a term of up to four years at a time. Each Member country shall appoint one alternate according to the same principles.

The Board of Directors shall appoint from among its members a Chairman and a Deputy Chairman for a term of two years. The chairmanship and the deputy chairmanship shall rotate among the Member countries.

The Board of Directors shall be convened when decided by the Chairman or at the request of at least two of the Directors or the President.

Seven members or alternates entitled to vote shall constitute a quorum. Each member shall have one vote; in the absence of a member, an alternate from the same Member country is entitled to vote. A position supported by at least five members or alternates entitled to vote shall become the decision of the Board of Directors. Decisions may also be taken by a written procedure.

Section 16

The President shall be responsible for the conduct of the current operations of the Bank and shall follow the guidelines and instructions given by the Board of Directors.

The Board of Directors shall appoint the President for a term of up to five years at a time. The President shall not be a member or an alternate of the Board of Directors. The President may participate in the meetings of the Board of Directors, but shall not vote at such meetings.

Two persons, each being either a member or an alternate of the Board of Directors, the President or a person authorised by the Board of Directors, shall sign on behalf of the Bank.

OTHER PROVISIONS

Section 17

A Control Committee shall be established to ensure that the operations of the Bank are conducted in accordance with these Statutes. The Control Committee shall be responsible for the audit of the Bank’s accounts and shall annually deliver an auditors’ report to the Board of Governors.

The Control Committee shall be composed of ten members. The members of the committee shall be appointed for a term of up to two years at a time. The Nordic Council and the Parliaments of Estonia, Latvia and Lithuania shall appoint one member from each country. The Board of Governors shall appoint two members to serve as Chairman and Deputy Chairman. The chairmanship and the deputy chairmanship shall rotate among the Member countries.

Section 18

If the Board of Governors should decide that the Bank shall enter into liquidation, the Board of Governors shall decide on the procedures of liquidation and appoint the persons to be in charge of the liquidation.

The Member countries shall be responsible for the commitments of the Bank with their uncalled subscriptions to the capital stock until all claims of creditors or other liabilities of the Bank shall have been discharged. Claims of creditors or other liabilities shall be paid first out of the assets of the Bank, secondly out of the payments to be made to the Bank in respect of commitments of paid-in capital, and then out of payments to be made to the Bank in respect of callable capital. No disbursement shall be made to Member countries on account of their paid-in share of the subscribed capital stock or from the reserve fund, until all liabilities have been discharged or provided for. All allocations of capital among the Member countries shall be made in proportion to their respective total share of the subscribed capital stock.